Rock Resources Inc.

#610 – 1111 Melville Street, Vancouver, B.C., V6E 3V6

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: (1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web Site: http://www.rockresources.com

03 JUN 25 AM 7:21

TSX RCK



03024103

June 5, 2003

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia Street
Vancouver, BC
V7Y 1L2

SUPPL

Dear Sirs:

RE: Form 27 (Material Change Report) Dated June 5, 2003
Pursuant to News Release Dated June 5, 2003

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Enclosed please find Form 27 as noted above.

Yours truly,

"Graeme Rowland"

Graeme Rowland
Chairman and President

Encl.

c.c. TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dlw 6/30

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 Reporting Issuer

ROCK RESOURCES INC.
Suite 610 – 1111 Melville Street
Vancouver, BC, V6E 3V6
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 Date of Material Change

June 5, 2003 – Vancouver, British Columbia

Item 3 Press Release

June 5, 2003

Item 4 Summary of Material Change Please see item 5 below for details.

Item 5 Full Description of Material Change

Favourable Court of Appeal Judgement Received. Management is pleased to report that the company has received judgement in its favour following the sitting of a five judge Court of Appeal hearing on December 6, 2002. The judges voted 4:1 in the company's favour and ordered that the company be compensated for the interests taken in accordance with the Expropriation Compensation Act which establishes that the compensation shall be determined by the Expropriation Board in accordance with the provisions of the Act. However, it is still open to the Government to make application for leave to appeal to the Supreme Court of Canada. Further details of the company's expropriation claim against the Government are contained in the company's news release dated March 13, 2003 and this can be viewed on the company's web site: www.rockresources.com

Director's resignations. Management report the recent resignation of Mr Richard Poulden, non-executive director, from the company's board of directors. Richard is taking up the position of Chairman, Rock Minerals International plc (RMI) and replacing Graeme Rowland in this capacity who is leaving the board of RMI. The company's directors thank Richard for his contribution to restructuring the company and wish him every success as Chairman of RMI.

Share Issue. Management report the recent issue of three hundred thousand ordinary shares of the company to Welcome Opportunities Ltd (now Endeavor Capital) in satisfaction of the July 9, 2002 agreement for the company to acquire the Welcome Opportunities Ltd's interests in the Fyre Lake property.

In making these announcements, Graeme Rowland, Chairman and President of Rock Resources said, "This is excellent news in the furtherance of the company's expropriation claim against the Government and it is also good news for the mining community at large."

Item 6 Reliance on Section 85(2) of the Act
Not applicable.

Item 7 Omitted Information
Not applicable.

Item 8 Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President
Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #610 – 1111 Melville Street
Vancouver, BC, B6E 3V6

Item 9 Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

June 5, 2003
(datae)

"Graeme Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, BC,

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION